SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 June 2, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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                                                         FOR IMMEDIATE RELEASE
COMPANY LOGO

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl



NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

                        CRISTALERIAS DE CHILE ANNOUNCES
                                  BOND ISSUE


Santiago, Chile (June 1, 2005) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

Yesterday the Company's Board agreed to make a bond issue in Chile, in order to pay or prepay Company's short or long-term liabilities and/or finance other investments or development of projects related to the Company's line of business.

This issuance will be part of a larger issuance of a series of non-secured bonds, to the bearer, payable in local currency. A maximum of 1,800,000 Unidades de Fomento will be registered, which will have a maximum maturity of 21 years, to be placed on the market under conditions, terms and opportunities to be defined.




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                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  June 2, 2005